# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Neuphoria Therapeutics Inc., CIK 0001191070
CUSIP: 64136E102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 Summit Dr, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 01/24/2025
Amends the filing with accession number 0001193125-21-370636
Filed by CIK 0001845711
Persons authorized to receive notices and communications: Julien Hofer, Beatrice, at 66 & 67 Amery Street, Sliema, Malta (O1), SLM1707, 356 9960 9158

## Reporting persons
- Apeiron Investment Group Ltd. (CIK 0001845711): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: other (OO); sole voting power 0; shared voting power 72,618; sole dispositive power 0; shared dispositive power 72,618; aggregate amount beneficially owned 72,618 (4.5% of the class)
- Apeiron Presight Capital Fund II, L.P. (CIK 0001840676): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Presight Capital Management I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fabian Hansen: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Christian Angermayer (CIK 0001845872): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 72,618; sole dispositive power 0; shared dispositive power 72,618; aggregate amount beneficially owned 72,618 (4.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Neuphoria Therapeutics Inc.
Address of issuer's principal executive offices: 100 Summit Dr, Burlington, Massachusetts (MA), 01803
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on December 30, 2021, as amended to date (the "Schedule 13D"), relating to the ordinary shares, no par value per share (the "Ordinary Shares"), of Bionomics Limited, an Australian public company limited by shares. On December 23, 2024 (the "Effective Date"), the redomiciliation ("Redomiciliation") of Bionomics Limited was implemented under Australian law in accordance with a Scheme Implementation Agreement (as amended) between Bionomics and Neuphoria Therapeutics Inc., a Delaware corporation ("Neuphoria" or, the "Issuer"). The Redomiciliation was effected pursuant to a statutory Scheme of Arrangement under Australian law (the "Scheme"). As a result of the Redomiciliation, Bionomics became a wholly-owned subsidiary of Neuphoria, and each outstanding Ordinary Share and ADS were converted into shares of Common Stock, $0.00001 par value per share ("Common Stock") of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The information on the cover pages sets forth the aggregate number and percentage of shares of Common Stock outstanding beneficially owned by each of the Reporting Persons, based on 1,628,659 shares of Common Stock outstanding as of December 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Apeiron is the record holder of the shares of Common Stock reported herein. Christian Angermayer is the majority shareholder of Apeiron and may be deemed to share beneficial ownership of the securities beneficially owned by Apeiron.
Transactions in the class effected during the past sixty days: On January 24, 2025, Apeiron sold 55,414 shares of Common Stock in an open market transaction on the Nasdaq Global Market at an average price per share of $10.8428. Except for the foregoing, during the past 60 days neither the Reporting Persons nor any Related Person has effected any transactions in the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Amendment No. 2 is being filed to report that, as of the date hereof, the Reporting Persons do not beneficially own more than five percent of the outstanding Common Stock.

## Signatures
- Apeiron Investment Group Ltd.: /s/ Mario Frendo, Mario Frendo, Director (01/28/2025)
- Apeiron Presight Capital Fund II, L.P.: By: Presight Capital Management I, L.L.C., its general partner; /s/ Fabian Hansen, Fabian Hansen, Managing Member (01/28/2025)
- Presight Capital Management I, L.L.C.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (01/28/2025)
- Fabian Hansen: /s/ Fabian Hansen, Fabian Hansen (01/28/2025)
- Christian Angermayer: /s/ Christian Angermayer, Christian Angermayer (01/28/2025)